UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File No. 1-16097
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
THE MEN’S WEARHOUSE, INC.
401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
THE MEN’S WEARHOUSE, INC.
6380 Rogerdale Drive
Houston, Texas 77072

The Men’s
Wearhouse, Inc.
401(k) Savings Plan
Financial Statements as of and for the Years Ended
December 31, 2009 and 2008, Supplemental
Schedule as of December 31, 2009, and Report of
Independent Registered Public Accounting Firm

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE —	15

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	17

EXHIBITS	18

EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of
The Men’s Wearhouse, Inc. 401(k) Savings Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.
/s/ Deloitte & Touche
Houston, Texas
June 18, 2010

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Participant directed investments — at fair value	$90,928,460	$68,384,330
Employer contribution receivable	—	2,005

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	90,928,460	68,386,335

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE STABLE
VALUE FUND	(480,619)	13,171

NET ASSETS AVAILABLE FOR BENEFITS	$90,447,841	$68,399,506

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$14,911,590	$(26,306,078)
Interest and dividends	2,139,101	2,307,176

Total investment income (loss)	17,050,691	(23,998,902)

Contributions:
Employee contributions	9,727,886	11,111,894
Rollover contributions	282,665	474,100
Employer contributions	405,897	1,939,027

Total contributions	10,416,448	13,525,021

Total additions	27,467,139	(10,473,881)

DEDUCTIONS:
Benefits paid to participants	5,373,613	8,558,136
Administrative expenses	45,191	48,417

Total deductions	5,418,804	8,606,553

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	22,048,335	(19,080,434)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	68,399,506	87,479,940

End of year	$90,447,841	$68,399,506

The accompanying notes are an integral part of these financial statements.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
1.	DESCRIPTION OF PLAN

The following description of The Men’s Wearhouse, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan and trust agreements for more information.

General — The Plan is a defined contribution plan that provides eligible employees with future retirement benefits through a tax-deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — The Plan provides that certain employees of The Men’s Wearhouse, Inc. and participating subsidiaries (the “Company”) become eligible to participate after 90 days of service.

Administration — The Plan is administered by an Advisory Committee made up of three employees. Investments of the Plan are held in trust by Prudential Bank & Trust, FSB (the “Trustee”). Prudential Retirement Insurance and Annuity Company is the record keeper for the Plan.

Contributions — Eligible employees may make pre-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Participants who will attain age 50 before the end of a Plan year are eligible to make catch-up contributions for that year. The matching contribution is discretionary. For 2008, the board of directors of The Men’s Wearhouse, Inc. (“TMW”) approved match was (a) 100% of the first $400 of salary deferrals in the calendar year for highly compensated employees or employees with less than 5 years of service, up to a maximum match of $400 per calendar year, or (b) 100% of the first $500 of salary deferrals in the calendar year for employees who are not highly compensated employees and who have 5 or more years of service, up to a maximum match of $500 per calendar year. Effective for payroll payments dated and issued on or after January 1, 2009, the amount of the matching contribution is 100% of the employee’s first $100 in salary deferral contributions made under the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and certain administrative expenses, such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. Allocations are in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each employee. The investment options available include a TMW common stock fund, mutual funds, and a stable value fund maintained by the Trustee. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting — Participants are always 100% vested in their salary deferral contribution accounts, rollover contribution accounts, prior matching contribution account (i.e. amounts attributable to TMW matching contributions made before April 1, 2007), and qualified nonelective employer contribution accounts. For employer matching contribution amounts made after April 1, 2007, participants will vest after completing two years of service with the Company. Employer-matching and profit-sharing accounts merged into the Plan from the After Hours Formalwear Profit Sharing Plan vest under the following schedule: 50% vested after 2 years of service, 75% vested after 3 years, and 100% after 4 years of service.

Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

Forfeited Accounts — The Plan allows the forfeitures of nonvested Company-matching contributions from terminated participant accounts to be used to offset future Company-matching contributions. Additionally, subsequent to the Plan’s 2008 fiscal year end, TMW adopted an amendment to allow for the use of forfeitures (nonvested amounts in accounts of certain employees who had previously terminated service with the Company) to pay certain administrative expenses, in addition to paying the Company’s matching contributions and making account restorations.

For the years ended December 31, 2009 and 2008, forfeited nonvested amounts totaled $15,994 and $41,854, respectively. Forfeitures of $1,749 and $37,692 were used to reduce employer-matching contributions in 2009 and 2008, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investments, including common stock, mutual funds, and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end. The Company’s common stock fund is valued at the closing price reported on the

New York Stock Exchange on the last business day of the Plan year. The Union Bank Stable Value Fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the NAV of its underlying investments, and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balances, which approximates fair value.

The Union Bank Stable Value Fund is a commingled pool of the Pooled Investment Trust Funds of Union Bank, N.A. (“Union Bank”). The fund primarily invests in stable value instruments and certain other fixed income or money market obligations or in a variety of collective investment vehicles that invest in such obligations. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with GAAP, the Union Bank Stable Value Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — The Company pays all administrative expenses of the Plan either with Company funds, or with funds in the Plan forfeiture account (arising from nonvested amounts forfeited by terminated participants), with the exception of certain participant loan fees, mutual fund management fees netted against the return on investments, overnight delivery fees requested by participants in relation to distribution checks, mutual fund frequent trading fees (charged by the mutual fund companies against sales proceeds), brokerage commissions, and Securities and Exchange Commission fees on Company stock transactions, which are paid by the Plan and charged against individual participant Plan accounts.

Payment of Benefits — Benefits are recorded when distribution checks/wires are issued from the trust used to fund the Plan (the “Trust”).

Rollovers — Along with the Plan, TMW also sponsors an Employee Stock Ownership Plan (“ESOP”) for eligible participants. Under the ESOP, certain participants can elect to receive distributions under a diversification provision. If these distributions qualify under the Plan and the Internal Revenue Code (“IRC”), participants may elect to rollover these distributions, as well as other qualifying distributions, from the ESOP into the Plan. During Plan years ended December 31, 2009 and 2008, $97,165 and $102,978, respectively, of such ESOP distributions were rolled over into the Plan. These rollovers, along with other qualified rollovers at December 31, 2009 and 2008, of $185,500 and $371,122, respectively, are reported in “Rollover contributions” in the statements of changes in net assets available for benefits.

Recent Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board (“FASB”) issued a standard regarding the FASB Accounting Standards Codification (“Codification”) and the hierarchy of GAAP. This standard identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP in the United States. In addition, this standard establishes the FASB Codification as the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. All guidance contained in the Codification carries an equal level of authority. This standard was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have an impact on our statements of net assets available for benefits or the statements of changes of net assets available for benefits, but will affect our financial reporting process by eliminating all references to pre-codification standards. As of the effective date of this standard, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative.

In May 2009, the FASB issued a standard regarding accounting for subsequent events. This standard is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This standard is effective for interim periods ending after June 15, 2009. In February 2010, the FASB issued an accounting standards update regarding accounting for subsequent events, which eliminated the requirement to disclose the date through which subsequent events have been evaluated in the financial statements. The accounting standards update was effective upon its final issuance. The adoption of the standard and the accounting standards update did not affect our statements of net assets available for benefits or the statements of changes of net assets available for benefits.

In April 2009, the FASB issued guidance regarding determining the fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This guidance expanded the disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance is effective for interim and annual reporting periods ending after June 15, 2009 and is to be applied prospectively. The adoption of this guidance had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In September 2009, the FASB issued guidance regarding the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent). This guidance expands the required disclosures for certain investments with a reported NAV and is effective for the first reporting period ending after December 15, 2009. The guidance permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The guidance requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of this guidance had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In January 2010, the FASB issued guidance regarding fair value measurements and disclosures adding new disclosure requirements for Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and clarification of existing fair value disclosures. This guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this guidance will not have a significant impact on the Plan’s financial statements, but will require additional disclosures in its December 31, 2010 and 2011 financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

Assets measured at fair value as of December 31, 2009:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

Common stock fund	$—	$11,255,865	$—	$11,255,865
Mutual funds :
Domestic stock funds	30,907,862	—	—	30,907,862
Balanced funds	9,535,110	—	—	9,535,110
International stock fund	7,621,246	—	—	7,621,246
Fixed income funds	8,674,590	—	—	8,674,590
Other	89	—	—	89
Stable value fund	—	17,255,253	—	17,255,253
Participant loans	—	—	5,678,445	5,678,445

Total investments measured at fair value	$56,738,897	$28,511,118	$5,678,445	$90,928,460

Assets measured at fair value as of December 31, 2008:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Common stock fund	$—	$7,050,543	$—	$7,050,543
Mutual funds
Domestic stock funds	22,486,132	—	—	22,486,132
Balanced funds	5,827,834	—	—	5,827,834
International stock fund	5,270,518	—	—	5,270,518
Fixed income funds	7,062,624	—	—	7,062,624
Stable value fund	—	15,303,812	—	15,303,812
Participant loans	—	—	5,382,867	5,382,867

Total investments measured at fair value	$40,647,108	$22,354,355	$5,382,867	$68,384,330

A reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2009 and 2008, is as follows:

	Loans to
	Participants	Total

Beginning balance — as of January 1, 2008	$4,787,672	$4,787,672

Issuances and settlements (net)	595,195	595,195

Ending balance — as of December 31, 2008	5,382,867	5,382,867

Issuances and settlements (net)	295,578	295,578

Ending balance — as of December 31, 2009	$5,678,445	$5,678,445

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	PLAN TERMINATION

Although it has not expressed an intent to do so, TMW has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed TMW Plan by letter dated June 4, 2002, that the Plan and related trust, as amended and restated effective January 1, 2002, were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The IRS determined and informed the Plan by letter dated August 20, 2009, that the Plan and Trust, as so amended, continue to be designed in accordance with applicable sections of the IRS. The Plan’s sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXCESS CONTRIBUTIONS REFUNDABLE

As of the report date, the Company had not completed discrimination testing for the year ended December 31, 2009. For the Plan year ended December 31, 2008, $145,547 was required to be refunded to satisfy the 2008 Plan year non-discrimination test. Of the total refunded, $144,927 was paid during 2009. Management believes the amount of refunds, if any, resulting from the 2009 testing cannot be reasonably estimated, and therefore, no liability has been recorded for such refunds.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments, Union Bank Stable Value Fund, are shares of a common collective investment fund managed by Union Bank. The Men’s Wearhouse Stock Fund invests in the common stock of TMW. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 31, 2009 and 2008, the Plan held 534,467 and 520,720 shares, respectively, of common stock of TMW, the sponsoring employer. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income of $151,645 and $136,104, respectively.

8.	INVESTMENTS

The value of individual investments that exceed 5% of net assets available for Plan benefits as of December 31, 2009 and 2008, are as follows:

	2009		2008
	Shares/Units	Value	Shares/Units	Value

American Funds EuroPacific Growth Fund	202,048	$7,621,246	191,238	$5,270,518
American Funds Growth Fund of America	376,512	10,207,239	363,933	7,395,127
BlackRock S&P Stock Fund	90,218	12,043,190	85,811	9,254,733
PIMCO Total Return Fund	803,203	8,674,590	696,511	7,062,624
Stable Value Fund*	17,255,253	17,255,253	15,303,812	15,303,812
The Men’s Wearhouse Stock Fund*	534,467	11,255,865	520,720	7,050,543
Loans to Participants*	5,678,445	5,678,445	5,382,867	5,382,867

*	Parties-in-interest

During 2009 and 2008, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2009	2008

Common stock fund	$4,341,788	$(5,321,075)

Mutual funds:
Domestic stock funds	6,561,459	(15,011,936)
Balanced funds	1,511,974	(2,057,976)
International stock fund	1,931,455	(3,864,968)
Fixed income funds	564,914	(49,483)
Other		(640)

Total mutual funds	10,569,802	(20,985,003)

Total	$14,911,590	$(26,306,078)

9.	STABLE VALUE FUND

The stable value fund (the “Fund”) is sponsored by Union Bank. The beneficial interest of each participant in the Fund is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants in the Fund ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on investments made under the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not reasonably expected to occur.

Limitations on the Ability of the Fund to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan’s sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.
Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into wrap contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include the following:
•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow.

•	Employer-initiated transactions by participating plans as described above.
In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

10.	PLAN MERGER

In April 2007, TMW acquired After Hours Formalwear, Inc. (“After Hours”) from Federated Department Stores, Inc. After Hours maintained the After Hours Formalwear Profit Sharing Plan (the “After Hours Plan”) for the benefit of its employees. The board of directors of TMW subsequently approved the merger of the After Hours Plan into the Plan, effective as of the close of business on December 31, 2007. All investments held under the former After Hours Plan at Standard Insurance Co. were liquidated and reinvested by the Plan on January 3, 2008, into the fund options offered by the Plan.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and increases (decreases) in net assets available for benefits per the financial statements for the years ended December 31, 2009 and 2008, to Form 5500:

	Years Ended December 31,
	2009	2008

Net assets available for benefits	$90,447,841	$68,399,506
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	480,619	(13,171)

Total net assets per Form 5500	$90,928,460	$68,386,335

Increase (decrease) in net assets available for benefits per the financial statements	$22,048,335	$(19,080,434)
Change in the adjustment from contract value to fair value for fully benefit-responsive stable value fund	493,790	(37,949)

Net income (loss) per Form 5500	$22,542,125	$(19,118,383)

12.	NET ASSET VALUE PER SHARE

In accordance with the guidance regarding the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent), the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the NAV per share as of December 31, 2009, are disclosed.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV:

	Fair Value Estimated Using Net Asset Value per Share
			Other	Redemption
		Redemption	Redemption	Notice
Investment	Fair Value *	Frequency	Restrictions	Period

Union Bank Stable Value Fund (a)	$17,255,253	Daily	None	None

Total	$17,255,253

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)	The fund strategies seek current income while maintaining stability of invested principal.

The fund invests in synthetic guaranteed investment contracts, U.S. Treasury and agency securities, and cash and cash equivalents, including money market instruments.

13.	SUBSEQUENT EVENT

Subsequent to the Plan’s fiscal year end, the board of directors of TMW approved the following change to the Company’s matching contribution:

Effective for payroll payments dated and issued on or after March 1, 2010, the amount of the matching contribution is 100% of the employee’s first $200 in salary deferral contributions made under the Plan, with a maximum match of $200 per participant per calendar year.
* * * * * *

SUPPLEMENTAL SCHEDULE

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description of
	Investment, Including
Identity of Issuer,	Maturity Date, Rate
Borrower, Lessor, or	of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value

MUTUAL FUNDS:
American Beacon	American Beacon Small Cap Value Fund	(2)	$1,772,625
American Funds	American Funds EuroPacific Growth Fund	(2)	7,621,246
American Funds	American Funds Growth Fund of America	(2)	10,207,239
BlackRock	BlackRock S&P 500 Stock Fund	(2)	12,043,190
BlackRock	BlackRock LifePath Retirement Fund	(2)	1,968,210
BlackRock	BlackRock LifePath 2020 Fund	(2)	3,002,235
BlackRock	BlackRock LifePath 2030 Fund	(2)	2,142,302
BlackRock	BlackRock LifePath 2040 Fund	(2)	2,422,188
BlackRock	BlackRock LifePath 2050 Fund	(2)	175
Dodge & Cox	Dodge & Cox Stock Fund	(2)	4,385,120
Pacific Investment Management Co.	Pacific Invest Mgmt Co. Total Return Fund	(2)	8,674,590
Royce Pennsylvania	Royce Pennsylvania Mutual Fund	(2)	2,499,688
The Prudential Insurance	LN AP Fund	(2)	89

Total mutual funds			56,738,897

* STABLE VALUE FUND	Union Bank Stable Value Fund	(2)	17,255,253

OTHER:
* Common stock	The Men’s Wearhouse common stock	(2)	11,255,865
* Loans to participants	Loans to participants (1)	(2)	5,678,445

TOTAL ASSETS HELD AT END OF YEAR			$90,928,460

*	Party-in-interest

(1)	Loans generally consists of five-year installment notes with interest rates originating at prime + 1% (prime only for loans originated in the After Hours Plan), resulting in interest rates ranging from 4% to 10.5%.

(2)	Cost information has been omitted because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of The Men’s Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE MEN’S WEARHOUSE, INC. 401(k) SAVINGS PLAN
Date: June 18, 2010	/s/ Neill P. Davis
Neill P. Davis,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number		Description

23.1	—	Consent of Independent Registered Public Accounting Firm (filed herewith).